Exhibit 99.2

Exhibit 99.2 NAM TAI PROPERTY INC. C123456789 ENDORSEMENT_LINE______________ SACKPACK_____________ 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000001 MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 Your vote matters – here’s how to vote! You may vote online or by phone instead of mailing this card. Online Go to www.investorvote.com/NTP or scan the QR code — login details are located in the shaded bar below. Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/NTP Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. Annual Meeting Proxy Card 1234 5678 9012 345 IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. A Proposals — The Board of Directors recommend a vote FOR all nominees. 1. Nominees for election as directors to the Board of Directors of the Company, to hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified: 01 - Michael Cricenti For Against Abstain 02 - Bo Hu For Against Abstain 03 - Peter R. Kellogg For Against Abstain 04 - Ruigang Li 05 - Tao Wang 06 - Chunhua Yu B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. Please sign here exactly as your name(s) appear(s) in the Company’s stock transfer books. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners should each sign personally. All Holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. C 1234567890 J N T 1 U P X 6 5 1 3 9 3 MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND 044WOB

2025 Annual Meeting of Nam Tai Property Inc. Shareholders May 19, 2025 at 8:00am EST virtually via the internet at meetnow.global/MFQ6FXX To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form. Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/NTP IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. REVOCABLE PROXY – NAM TAI PROPERTY INC. BALLOT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS May 19, 2025 THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY The undersigned shareholder(s) of Nam Tai Property Inc. hereby nominate, constitute and appoint Bo Hu and Chunhua Yu, each with the power to appoint his substitute, and hereby authorizes him or her to represent the undersigned and to vote, as designated below, all Common Shares of Nam Tai Property Inc. standing in my (our) name on its books on March 25, 2025 at the Annual Meeting of Shareholders to be held at 8:00am EST on Monday, May 19, 2025 virtually via the internet at meetnow.global/MFQ6FXX, and at any adjournment thereof. (The Board of Directors recommends a vote FOR all nominees in Item 1.) In his discretion, each proxy is authorized to vote upon all other matters as may properly be brought before the meeting or any adjournment thereof, with all powers that the undersigned would possess if personally present. This proxy when properly executed will be voted in the manner directed herein by the above shareholder(s). Signed and dated proxy cards received by the Company without an indication of how the shareholder intends to vote on a proposal will be voted “FOR” each proposal being submitted to a vote at the 2025 annual meeting. PLEASE PROVIDE YOUR INSTRUCTIONS TO VOTE BY TELEPHONE OR THE INTERNET OR COMPLETE, DATE, SIGN, AND MAIL THIS PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. C Non-Voting Items Change of Address – Please print new address below. Comments – Please print your comments below.